SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                          _______________________

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No.   )

                   BB&T Financial Corporation
                             (Name of Issuer)

                       Common Stock, par value $2.50


                      (Title of Class of Securities)

                                00005527L1


                              (CUSIP Number)

                             David L. Craven
                      Southern National Corporation
                            200 West 2nd Street
                              (919) 773-7200
             Winston-Salem, North Carolina 27101-4036
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)



          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

          Check the following box if a fee is being paid with the
statement.    (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                      (Continued on following pages)
                           (Page 1 of 14 Pages)

CUSIP No. 00005527L1            13D            Page 2 of 15 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Southern National Corporation
      I.R.S. No. 56-0939887

2     CHECK THE APPROPRIATE BOX IF                    (a)
      A MEMBER OF A GROUP                             (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      North Carolina corporation

 NUMBER OF SHARES          7    SOLE VOTING POWER           0*
BENEFICIALLY OWNED         8    SHARED VOTING POWER         0*
 BY EACH REPORTING         9    SOLE DISPOSITIVE POWER      0*
   PERSON WITH            10    SHARED DISPOSITIVE POWER    0*

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                                                            0*

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                               X**

13    PERCENT OF CLASS REPRESENTED IN ROW (11)
      19.9*

14    TYPE OF REPORTING PERSON
      CO

*Pursuant to a Stock Option Agreement, dated as of July 29, 1994, BB&T has granted an option to Southern National Corporation, exercisable in certain events, to purchase up to 7,217,932 shares of BB&T Common Stock (representing approximately 19.9% of BB&T Common Stock).

**The aggregate amount in row (11) excludes certain shares deemed to be beneficially owned by certain executive officers and directors of Southern National Corporation and set forth on Schedule A attached hereto.

ITEM 1.        Security and Issuer.

          The title of the class of equity securities to which this Schedule relates is BB&T Financial Corporation common stock, par value $2.50 per share ("BB&T Common Stock"). BB&T Financial Corporation, a North Carolina corporation, is a bank holding company with its principal office located in Wilson, North Carolina ("BB&T"). The address of BB&T's principal executive offices is 223 West Nash Street, Wilson, North Carolina 27893.

ITEM 2.        Identity and Background.

          The following information is given with respect to the persons filing this Statement:

          (a) Southern National Corporation, a North Carolina corporation ("SNC").

          (b) The principal executive offices of SNC are located at 200 West 2nd Street, Winston-Salem, North Carolina 27101.

          (c) SNC is a bank holding company doing business through wholly-owned financial institution banks in North and South Carolina.

          (d) SNC has not, during the last five years, been convicted in a criminal proceeding.

          (e) SNC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Not applicable to SNC.

          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors, and executive officers of SNC are as follows:


                DIRECTORS OF SOUTHERN NATIONAL CORPORATION


William F. Black                   Luther C. Boliek
Retired                            Vice Chairman, Southern
3000 Round Hill Rd.                  National Corporation
Greensboro, NC  27408              200 West 2nd Street
                                   Winston-Salem, NC  27101-4036

Gary E. Carlton                    Ronald E. Deal
President and Chief Operating      Investor; Chairman of
 Officer of Southern National       Wesley Hall
 Bank of North Carolina;           1460 Sixth Street Circle, N.W.
 Executive Vice President of       Hickory, NC  28601
 Southern National Corporation;
 Vice Chairman of Southern
 National Bank of South Carolina
200 West 2nd Street
Winston-Salem, NC  27101-4036

William N. Geiger, Jr.             Paul S. Goldsmith
Chairman of Development            President of William
 Properties, Incorporated           Goldsmith Co., Inc.
1201 Main Street, Suite 1910       P.O. Box 1827
Columbia SC  29201                 Greenville, SC  29602

James A. Hardison, Jr.             Dr. Lloyd Vincent Hackley
Executive Vice President of        Chancellor; Professor of
 Southern National Bank of          Political Science,
 North Carolina                     Fayetteville State
P.O. Box 111                        University; Vice
Wadesboro, NC  28170                President For Student and
                                    Special Programs,
                                    University of North Carolina
                                   1200 Murchison Road
                                   Fayetteville, NC  28301-4298

Donald Hiscott                     Richard Janeway, M.D.
President and Chief Executive      Executive Vice President for
 Officer of SGH Healthcare          Health Affairs and Executive
 Corporation                        Dean; Professor of Neurology
P.O. Box 1408                       and Research Associate
Lumberton, NC  28358                in Radiology, Bowman
                                    Gray School of Medicine,
                                    Wake Forest University
                                    Medical Center Boulevard
                                   Winston-Salem, NC  27157-1003

Joseph A. McAleer                  Albert O. McCauley
Chief Executive Officer and        Secretary and Treasurer of
 Director of Krispy Kreme           Quick Stop Food Marts, Inc.
 Doughnut Corporation              P.O. Box 654
1814 Ivy Avenue                    Fayetteville, NC  28302
Winston-Salem, NC  27105

Dickson McLean, Jr.                Charles E. Nichols
President of McLean, Stacy,        Of Counsel
Henry & McLean, Slaughter          Nichols, Caffrey, Hill,
 & Ramsaur, P.A.                    Evans & Murrelle
Attorneys-at-Law                   Attorneys-at-Law
P.O. Box 1087                      P.O. Box 989
Lumberton, NC  28359               Greensboro, NC  27402

L. Glenn Orr, Jr.                  C. Edward Pleasants
Chairman, Chief Executive          President and Chief Executive
 Officer, and President of          Officer of Pleasants Hardware
 Southern National Corporation;     Company
 Chairman and Chief Executive      P.O. Box 5745
 Officer of Southern National      Winston-Salem, NC  27113-5745
 Bank of North Carolina;
 Chairman of Southern National
 Bank of South Carolina
200 West 2nd Street
Winston-Salem, NC  27101-4036

Nido R. Qubein                    Ted R. Reynolds
Chief Executive Officer of        Senior Partner of Reynolds,
 Creative Services, Inc.           Bartko & Pendergrass,
P.O. Box 6008                      Attorneys-at-Law
High Point, NC  27262             P.O. Box 26506
                                  Raleigh, NC  27611

A. Bruce Williams                 A. Tab Williams, Jr.
Retired                           Chairman and Chief Executive
1504 Camelia Circle                Officer of A.T. Williams
Fairmont, NC  28340                Oil Company
                                  P.O. Box 7287
                                  Winston-Salem, NC  27109

Edward M. Williams                T.H. Yancey
President of Father George        Secretary and Treasurer of
 Mill Fabric Shop, Inc.            Yancy Motors, Inc.
P.O. Box 280                      P.O. Box 627
Sanford, NC  27330                Oxford, NC  27565

Robert H. Yeargin
Chairman and Chief Executive
 Officer of Yeargin
 Properties, Inc.
115 Edinburgh Court
Greenville, SC  29607

                           EXECUTIVE OFFICERS OF
                       SOUTHERN NATIONAL CORPORATION
                           (excluding directors)


Lee Cory                          David L. Craven
President and Chief               Senior Vice President and
 Executive Officer of              Secretary of Southern National
 Southern National Bank of         Corporation and of Southern
 South Carolina                    National Bank of North
P.O. Box 687                       Carolina
Columbia, SC  29202               200 West 2nd Street
                                  Winston-Salem, NC  27101-4036

Robert E. Greene                  Sherry A. Kellett
Executive Vice President of       Vice President and Controller
 Southern National Corporation     of Southern National Bank of
200 West 2nd Street                North Carolina
Winston-Salem, NC  27101-4036     200 West 2nd Street
                                  Winston-Salem, NC  27101-4036

Morris D. Marley
Executive Vice President,         Michael W. Sperry
 Chief Investment Officer and     Executive Vice President and
 Treasurer of Southern National    Chief Credit Officer of
 Bank of North Carolina            Southern National Corporation;
200 West 2nd Street                Executive Vice President of
Winston-Salem, NC  27101-4036      Southern National Bank of

                                   North Carolina; Senior

                                   Executive Vice President of
                                   Southern National Bank of
                                   South Carolina
                                  200 West 2nd Street
                                  Winston-Salem, NC  27101-4036

John R. Spruill                   C. Royce Hough
Executive Vice President and      Executive Vice President of
 Chief Financial Officer of        Southern National Corporation
 Southern National Corporation;   200 West 2nd Street
 Senior Executive Vice President Winston-Salem, NC 27101-4036 of Southern National Bank of
 North Carolina and Southern
 National Bank of South Carolina
200 West 2nd Street
Winston-Salem, NC  27101-4036

          To the knowledge of SNC, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          To the knowledge of SNC, all such persons are citizens of the United States of America.

ITEM 3.        Source and Amount of Funds or Other Consideration.

          Any purchase by SNC of the BB&T Common Stock covered by this Schedule would be made from working capital. The total amount of such funds to be utilized for such purpose would not exceed $221,049,167.50.

ITEM 4.        Purpose of Transaction.

          On July 29, 1994, SNC and BB&T entered into a definitive Agreement and Plan of Merger (the "Plan") pursuant to an Agreement and Plan of Reorganization, dated July 29, 1994 (the "Reorganization Agreement"), providing for, among other things, the merger of SNC with and into BB&T, with BB&T as the surviving institution. This merger of equals, unanimously approved by the boards of directors of both companies, will be accomplished through a merger to be accounted for as a pooling of interests in which BB&T shareholders will receive 1.45 shares of common stock of the resulting company for each share of BB&T Common Stock.
SNC shareholders will receive 1.00 share of common stock of the resulting company for each share of SNC common stock, par value $5.00 per share. The transaction will be structured as a tax-free exchange. The combined company will have approximately 103 million shares outstanding after taking into account pending acquisitions. The transaction is subject to receipt of all necessary regulatory and shareholder approvals and certain other conditions. SNC cannot acquire more than 5% of BB&T's voting securities without the prior approval of the Board of Governors of the Federal Reserve System.

          As an inducement to SNC to enter into the Plan, SNC and BB&T entered into a Stock Option Agreement (the "Option Agreement") whereby BB&T granted SNC an option (the "BB&T Option") to purchase 7,217,932 shares (the "BB&T Option Shares") of BB&T Common Stock at an exercise price of $30.625 per share, subject to adjustment as provided therein, payable in cash. The BB&T Option Shares, if issued pursuant to the Option Agreement, would represent approximately 19.9% of the BB&T Common Stock then issued and outstanding, without giving effect to the issuance of any BB&T Common Stock subject to the BB&T Option.

          Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as an exhibit hereto, which is incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full.

          Subject to compliance with applicable law and regulation, SNC may exercise the BB&T Option, in whole or in part, at any time or from time to time upon or after the occurrence of a Purchase Event as defined below. As used in the Option Agreement, "Purchase Event" means any one of the following events:

               (i)  BB&T, Branch Banking and Trust Company
         ("BB&T-NC") or Branch Banking and Trust Company of South Carolina ("BB&T-SC"), without having received SNC's prior written consent, shall have entered into an agreement with any person (other than BB&T, BB&T-NC or BB&T-SC, to (x) merge or consolidate, or enter into any similar transaction, with BB&T, BB&T-NC or BB&T-SC, except as contemplated in the Reorganization Agreement (including Previously Disclosed transactions), (y)

         purchase, lease or otherwise acquire all or substantially all of the assets of BB&T, BB&T-NC or BB&T-SC or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transactions) securities representing 10% or more of the voting power of BB&T, BB&T-NC or BB&T-SC;

              (ii) any person (other than BB&T, or BB&T-NC or BB&T-SC in a fiduciary capacity, or SNC, or Southern National Bank of North Carolina or Southern National Bank of South Carolina in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of BB&T Common Stock after the date of the Option Agreement (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder);

            (iii) any person (other than BB&T, BB&T-NC or BB&T-SC) shall have made a bona fide proposal to BB&T by public announcement or written communication that is or becomes the subject of public disclosure to acquire BB&T, BB&T-NC or BB&T-SC by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of BB&T vote not to adopt the Plan; or

             (iv) BB&T shall have willfully breached any Specified Covenant (as defined in the Option Agreement) following a bona fide proposal to BB&T-NC, BB&T-SC or BB&T to acquire BB&T, BB&T-NC or BB&T-SC by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, which breach would entitle SNC to terminate the Merger Agreements (as defined in the Option Agreement) (without regard to the cure periods provided for herein) and such breach shall not have been cured prior to the Notice Date (as defined below).

          In the event SNC wishes to exercise the BB&T Option, it shall send to BB&T a written notice (the date of which being herein referred to as "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and
(ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase ("Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, SNC shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

          The BB&T Option shall expire and terminate, to the extent not previously exercised, upon the earlier of:

               (i) the Effective Date of the Merger (as defined in the Option Agreement);

              (ii) termination of the Merger Agreements in accordance with the provisions thereof (other than a termination resulting from a willful breach by BB&T of any Specified Covenant or, following the occurrence of a Purchase Event, failure of BB&T's shareholders to approve the Merger Agreements by the vote required under applicable law or under BB&T's Certificate of Incorporation); and

             (iii) 12 months after termination of the Merger Agreements due to a willful breach by BB&T of any Specified Covenant or, following the occurrence of a Purchase Event, failure of BB&T's shareholders to approve the Merger Agreements by the vote required under applicable law or under BB&T's Certificate of Incorporation; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.

          In the event of any change in BB&T Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the BB&T Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of BB&T Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of BB&T Common Stock subject to the BB&T Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of BB&T Common Stock then issued and outstanding pursuant to the BB&T Option.

          Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the BB&T Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Purchase Event shall have occurred and be continuing SNC may assign in whole or in part its rights and obligations hereunder; provided, however, that to the extent required by applicable regulatory authorities, SNC may not assign its rights under the BB&T Option except in (i) a widely dispersed public distribution,
(ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of BB&T, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on SNC's behalf, or (iv) any other manner approved by applicable regulatory authorities.

          The Reorganization Agreement and the Option Agreement are attached as exhibits and are incorporated herein by reference and made a part hereof to the same extent as if set forth herein in full. The above summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Reorganization Agreement and the Option Agreement.

          Except as set forth above and below, neither SNC, nor to the knowledge of SNC, any executive officer or director of SNC, has any plans or proposals that relate to or would result in:

          (a) the acquisition by any person of additional securities of BB&T, or the disposition of securities of BB&T;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BB&T or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of BB&T or any of its subsidiaries;

          (d) any change in the present board of directors or management of BB&T, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of BB&T;

          (f) any other material change in BB&T's business or corporate structure;

          (g) changes in BB&T's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BB&T by any person;

          (h) causing a class of securities of BB&T to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of BB&T to become eligible for termination of registration pursuant to Section
12(g)(4) of the 1934 Act; or

          (j)  any action similar to those enumerated above.

          SNC reserves the right to change its intentions with respect to any or all of the foregoing and its right to act either alone or together with any other person or group.

ITEM 5.        Interest in Securities of Issuer.

          (a) An aggregate of 7,217,932 shares of BB&T Common Stock, or 16.6% of the then issued and outstanding shares of BB&T Common Stock giving effect to the issuance of BB&T Common Stock subject to the BB&T Option, would be owned by Southern National upon exercise of the BB&T Option. Neither SNC nor any director or officer of SNC identified in Item 2 hereof owns any other shares of BB&T Common Stock and does not have the right to purchase any other shares of BB&T Common Stock, except as set forth on the attached Schedule A, which lists SNC directors and officers owning shares of BB&T Common Stock.

          (b) SNC does not possess sole or shared voting and dispositive power over any of the shares of BB&T Common Stock covered by this Schedule.

          (c) No transactions in BB&T Common Stock other than those reported in this Schedule have been effected by SNC or any director or officer of SNC identified in Item 2 hereof within the past 60 days, except as set forth on the attached Schedule A, which lists SNC directors and officers owning shares of BB&T Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          See Item 4 hereof for a description of the Option
Agreement, the Reorganization Agreement and the Plan.

ITEM 7.        Material to be Filed as Exhibits.

          Filed herewith are these exhibits:

          (a)  Agreement and Plan of Reorganization, dated July
29, 1994, between SNC and BB&T.

          (b) Stock Option Agreement, dated as of July 29, 1994, between SNC and BB&T.


                                SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  August 8, 1994           SOUTHERN NATIONAL CORPORATION



                                 By:   /s/ David L. Craven
                                      David L. Craven, Secretary

                                SCHEDULE A
                     SCHEDULE OF SNC DIRECTORS OWNING
                    BB&T FINANCIAL CORPORATION SHARES  1


                                                         Total
     Director       Shares   Other Beneficial Ownership Ownership


William F. Black       0                  0                    0

Luther C. Boliek       0                  0                    0

Gary E. Carlton        0                  0                    0

Ronald E. Deal      4,993     Sara, daughter - 375 shares  16,764
                              Ann, daughter - 375 shares
                              Ronald E. Deal, trustee for
                              Max E. Deal - 11,021 shares
                              Spouse - 566 shares
William N. Geiger, Jr. 0      Spouse - 566 shares             566


Paul S. Goldsmith    257     William Goldsmith Agency -     8,179
                             7,232 shares
                             William Goldsmith Company -
                             690 shares

Dr. Lloyd Vincent
Hackley                0             0                    0

James A. Hardison, Jr. 0             0                    0

Donald Hiscott         0             0                    0

Richard Janeway, M.D.  0             0                    0

Joseph A. McAleer, Jr. 0             0                    0

Albert O. McCauley     0             0                    0

Dickson McLean, Jr.    0     Janet McLean - 100 shares   100

Charles E. Nichols     0             0                    0

L. Glenn Orr, Jr.      0             0                    0

C. Edward Pleasants,
Jr.                    0             0                    0

Nido R. Qubein     14,160            0                  14,160

Ted R. Reynolds        0             0                    0

A. Bruce Williams      0             0                    0

A. Tab Williams, Jr.  15,740         0                15,740

E. M. Williams         0             0                    0

T. H. Yancey           0      Ruth, wife - 400 shares   1,900
                              William H. Yancey, son -
                              1,500 shares

Robert Y. Yeargin      0             0                    0


- ---------------------
1  No shares have been purchased within sixty days prior to July
29, 1994


                     SCHEDULE OF SNC OFFICERS OWNING
                    BB&T FINANCIAL CORPORATION SHARES  1




                                                          Total
     Officer      Shares    Other Beneficial Ownership  Ownership


L. Glenn Orr, Jr.   0                  0                    0

Gary E. Carlton     0                  0                    0

John R. Spruill     0      Daughter - 120 shares           120

Michael W. Sperry   0                  0                    0

G. Lee Cory         0      Cora Lee Cory (Spouse) -        150
                           150 shares

David L. Craven     0                  0                    0

Robert E. Greene    0                  0                    0

C. Royce Hough      0                  0                    0

Sherry A. Kellett   0                  0                    0

Morris D. Marley    1                  0                    1


- --------------------
1  No shares have been purchased within sixty days prior to July
29, 1994